

June 13, 2017

Mr. Mei Bing
Chief Financial Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

> **Re:** **Kandi Technologies Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 001-33997**

Dear Mr. Bing:

We have reviewed your May 19, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

1. Refer to your response to prior comment 6. You stated $3,080,640 is associated with a deferred tax liability change that should affect accumulated other comprehensive income (loss). Please tell us how taxes associated with components of accumulated other comprehensive income are reported in your financial statements and the "Taxes" note to the financial statements that discusses taxes in each of the Form 10K and the Form 10-Q for the period ended March 31, 2017. Refer to ASC 220-10-45-11 through 14A and the applicable implementation guidance in ASC 220-10-55.

<u>(e) Accounts Receivable, page F-15</u>

2. Refer to your responses to our previous comments 3, 8 and 9.So that we may better understand your circumstances, please provide us with a detailed roll forward of the "amount due from JV Company, net" from December 31, 2016 to March 31, 2017, and from March 31, 2017 through the closest practicable date to the date of your next response. We understand this balance includes amounts that are affiliated with the JV company. Please include in your roll forward the specific dates and amounts of payments received and facts and circumstances surrounding any changes to this balance. The roll forward should show amounts separately for (1) each entity, (2) due to, (3) due from, (4) loans, (5) amounts attributed to subsidies, (6) amounts related to sale transactions apart from the portion associated with subsidies, and (7) description and amount of any other individually material item within the balance, The roll foward should also indicate changes that occurred due to (i) sales, (ii) cash payments, (iii) adjustments, (iv) reclass or offset against other balances, (v) settlement with notes receivable and (vi) settled in some other form, with a description of the consideration received.

3. Please provide us with an aging of the balances associated with each of items (1) through (7) in the immediately preceding comment as of the closest practicable date to the date of your next response.

4. It appears from disclosure in the "Concentrations" note to the financial statements in each of the Form 10-K and Form 10-Q for the period ended March 31, 2017 that amounts associated with the JV company are included in accounts receivable. If so, tell us the amounts in the balances at December 31, 2016 and March 31, 2017. Also, explain to us why amounts related to the JV Company are reported here and also in "amounts due from the JV company, net."

<u>Note 18 – Taxes, page F-30</u>

5. Refer to your response to prior comment 13. For clarity to investors, please label the line items for "non-taxable income" and "non-deductible expenses" specifically in regard to their nature as indicated in your response.

6. Refer to our previous comment 14. We note your history of negative evidence of NOLs expiring unused that continues into the first quarter of fiscal 2017. Please provide us with support for your expectation that your net operating losses will be realized such that   a full valuation allowance at December 31, 2016 and March 31, 2017 is not necessary.

7. Refer to your response to prior comment 16. For clarity to investors, please label the line items for "expenses" associated with deferred tax assets and "expenses" associated with deferred tax liabilities specifically in regard to their nature.

8. Refer to your response to prior comment 17. It remains unclear whether your disclosure refers to the expiration of accumulated net operating loss carryforwards as of a certain

date that have been incurred over various periods or in regard to the net operating loss carryforward incurred during the most recent year. Your disclosure should be clear in regard to the expiration date(s) and the unexpired amounts related to each individual year for which a net operating loss carryforward has been incurred, or a reasonable aggregation of expiration dates for all unexpired net operating loss carryforwards, as of the latest balance sheet date presented. For example, "the net operating loss carryforward incurred in 2014 of $X will expire in 20xx, the net operating loss carryforward incurred in 2014 of $Y will expire in 20xy, etc., or alternatively "the aggregate net operating loss carryforwards incurred in 2014 through 2016 of $Z will expire in varying amount between 20xx and 20xy. Please revise your disclosure accordingly.

Financial Statements of Kandi Electric Vehicles Group for the Year Ended December 31, 2016

Consolidated Balance Sheets, page FF-2

9. Refer to your response to comment 20. So that we may better understand the circumstances, please provide us with a detailed roll forward of the "amount due from related party" from December 31, 2016 to March 31, 2017, and from March 31, 2017 through the closest practicable date to the date of your next response. From your response we understand this balance includes loans. Please include in your roll forward the specific dates and amounts of payments received and facts and circumstances surrounding any changes to this balance. The roll forward should show amounts separately for (1) each entity, (2) due to, (3) loans, (4) amounts attributed to subsidies, (5) amounts related to sale transactions apart from the portion associated with subsidies, and (6) description and amount of any other individually material item within the balance, The roll foward should also indicate changes that occurred due to (i) sales, (ii) cash payments, (iii) adjustments, (iv) reclass or offset against other balances, (v) settlement with notes receivable and (vi) settled in some other form, with a description of the consideration received.

10. Please provide us with an aging of the amounts associated with each of items (1) through (6) in the immediately preceding comment as of the closest practicable date to the date of your next response.

Kandi Technologies Group Form 10-Q for the Quarterly Period Ended March 31, 2017

Condensed Consolidated Balance Sheet, page 1

11. It appears the liability for "loss contingency-litigation" presented between the liabilities and equity sections relates to the ZSICL matter that should be reported as a current liability. Please revise your presentation accordingly.

Notes to Condensed Consolidated Financial Statements

Note 6 – Summary of Significant Accounting Policies

(e) Accounts Receivable, page 8

12. In the last paragraph of this note you state the credit terms were extended to as much as 720 days after delivery because of delayed subsidy payments from the Chinese government. Please include disclosure consistent with your response to prior comment 9 on the reasoning for the extended term, including your belief as to the collectability of the receivable amounts that have been so extended and why an allowance for doubtful accounts for affected accounts is not necessary.

Note 18 – Taxes, page 17

13. The valuation allowance at December 31, 2016 is reported as $27,709,850 in the deferred tax assets table on page 19 and $26,820,811 in the reconciliation of the allowance on the same page. Please reconcile the difference for us. We also note the valuation allowance and loss carried forward amounts at December 31, 2016 in the deferred tax assets table are not the same as reported at that date in the Form 10-K for the year ended December 31, 2016.

Note 22 – Summarized Information of Equity Method Investment in the JV Company, page 22

14. Please separately present amounts of due to and from related parties.

Note 24 – Segment Reporting, page 25

15. You state in this note that you primarily have operations in China. However, in the table on page 26, overseas revenue comprises 35% of total revenue for the quarterly period ended March 31, 2017. Please ensure consistency in your disclosure.

Management's Discussion and Analysis

Results of Operations

Overview, page 30

16. We note your gross margin percentage improved in the current interim period to 15.6% from the corresponding prior year interim period of 13.3% despite the significant reduction in production in the current period. Please explain to us and disclose how this was achieved. In particular, discuss the relative contributions of variable, semi-variable and fixed costs in determining the percentage in each period.

Liquidity and Capital Resources

Cash Flow, page 37

17. You disclosed the major operating activities that affected net operating cash flows of the current period without providing any insight underlying those activities. Also, we did not identify an analysis that explained the reason for the variance in the amount of net operating cash flows between the current and corresponding prior year periods. Please discuss the material underlying drivers contributing to any activities cited as affecting operating cash flows of an individual period and that caused net operating cash flows between comparative periods to vary. Solely referring to items that are presented in the statement of cash flows, such as net losses and working capital items, may not provide a sufficient basis to understand how operating cash flows were affected and changed. In this regard, please clarify how cash was directly affected and changed by any activities and factors cited. Please refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.

Working Capital, page 37

18. In note 3 – Liquidity on page 6 you disclose you believe your internally generatedcash flows may not be sufficient to support the growth of future operations and to repay short-term bank loans for the next twelve months.   Please expand your disclosure for the basis for your belief, the expected impact on your cash flows and liquidity and any plans to obtain the needed financing to maintain your operations and satisfy debt requirements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure